Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This press release relates to a business combination transaction with Terra Industries Inc. (“Terra”) proposed by CF Industries Holdings, Inc. (“CF”), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”).  This material is not a substitute for the prospectus/proxy statement CF would file with the SEC regarding the proposed transaction if such a negotiated transaction with Terra is reached or for any other document which CF may file with the SEC and send to CF or Terra stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CF AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to the CF Public and Investor Relations Department, CF Industries Holdings, Inc., 4 Parkway North, Suite 400, Deerfield, IL 60015.

CF and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Terra’s stockholders in respect of the proposed transaction with Terra.  Information regarding CF’s directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008.  Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning Terra, including its business, operations and financial results was obtained from public sources.  While CF has no knowledge that any such information is inaccurate or incomplete, CF has not had the opportunity to verify any of that information.

Safe Harbor Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws.  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on markets and selling prices; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; and the other risks and uncertainties included from time to time in our filings with the SEC.  We undertake no obligation to update or revise any forward-looking statements.

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CF will be discussing the proposed transaction with analysts and investors on a conference call at 9:00am ET / 8:00am CT on Friday, January 16, 2009. The conference call can be accessed by dialing 1 (866) 221-6685 (U.S. dial-in) or 1 (617) 896-9885 (International dial-in), conference code 79075105. The company will also webcast the call to all interested parties on its website. Please see the www.cfindustries.com for details on how to access the webcast.  A copy of the slides to be presented on the conference call follows.

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NYSE: CF January 16, 2009 Proposal to Acquire Terra Industries NYSE: TRA

Important Information This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation relates to a business combination transaction with Terra Industries Inc. (“Terra”) proposed by CF Industries Holdings, Inc. (“CF”), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement CF would file with the SEC regarding the proposed transaction if such a negotiated transaction with Terra is reached or for any other document which CF may file with the SEC and send to CF or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to the CF Public and Investor Relations Department, CF Industries Holdings, Inc., 4 Parkway North, Suite 400, Deerfield, IL 60015. CF and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Terra’s stockholders in respect of the proposed transaction with Terra. Information regarding CF’s directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction. All information in this presentation concerning Terra, including its business, operations and financial results was obtained from public sources. While CF has no knowledge that any such information is inaccurate or incomplete, CF has not had the opportunity to verify any of that information.

Forward-Looking Statements Certain statements contained in this presentation may constitute “forward-looking statements” within the meaning of the federal securities laws. All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on markets and selling prices; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; and the other risks and uncertainties included from time to time in our filings with the SEC. We undertake no obligation to update or revise any forward-looking statements.

Table of Contents Transaction Terms Strategic Rationale Financial Benefits of the Transaction Key Conditions

The Proposal Negotiation of definitive merger agreement Receipt of shareholder, regulatory and other customary approvals Key Conditions CF shareholders: 53% Terra shareholders: 47% Pro Forma Ownership 34% based on 30-Day Volume Weighted Average Price “VWAP” 29% based on 10-Day VWAP Premiums CF is proposing to acquire Terra in an all-stock combination 0.4235 shares of CF per Terra share Structure

Attractive Premium to Terra Shareholders Current: 0.3449x Proposal: 0.4235x LTM Avg.: 0.3371x Relative Share Exchange Ratio (Last Twelve Months) (Number of CF Shares Offered in Exchange for Each Terra Share Based on Closing Share Prices) 1/09 0.2000 0.2500 0.3000 0.3500 0.4000 0.4500 0.5000 1/08 4/08 6/08 9/08 11/08

Table of Contents Transaction Terms Strategic Rationale Financial Benefits of the Transaction Key Conditions

A Compelling Combination Creates the Global Leader in Nitrogen Fertilizers Enhanced Scale and Strategic Platform Annual Cost Synergies Expected to Exceed $100MM Significant Financial Benefits for All Shareholders All-stock combination allows both sets of shareholders to participate Accretive to current CF Industries’ stockholders in the second year following the close Maintains strong, flexible balance sheet Compelling case for valuation re-rating (trading multiple expansion) Common Cultures, Shared Experiences, Similar Challenges Combination logic acknowledged by both organizations People, assets and customers primarily in U.S. Cornbelt Low integration risk

The New Global Leader in Nitrogen Fertilizers Pro Forma Nitrogen Nutrient Tons Production Capacity (1) (MM Tons) Note: (1) Based on 2007 data. Yara adjusted for Saskferco 6.3 5.8 3.6 3.4 3.4 3.0 2.8 0 1 2 3 4 5 6 7 Pro Forma CF Yara PCS Koch Terra CF Agrium

Combines Complementary Strengths in Nitrogen (000s Tons) Terra Capacity Combined Nitrogen Production Capacities 3,600 2,700 2,510 2,100 4,126 4,380 1,378 7,726 7,080 1,378 2,790 2,440 340 280 0 2,000 4,000 6,000 8,000 Ammonia UAN AN Net Urea Compound Fertilizers

Along With a Leading Integrated Phosphate Business CF Terra Pro Forma = + Phosphate Nitrogen 100% Nitrogen Nitrogen Phosphate Source: Public filings $3,702MM $2,794MM $6,496MM LTM Revenue (as of 9/30/08) 68% $2,516MM 32% $1,185MM 82% $5,310MM 18% $1,185MM

Combined System Trinidad & Tobago U.K. U.S. Fertilizer Consumption

Annual Cost Synergies Expected to Exceed $100MM Reduce Finished Goods and Spare Parts Inventory Working Capital Management Improve Economies of Scale Purchases and Procurement Reduce Total Product Transport Miles Reduce Number of Railcars Leased Transportation and Logistics Consolidate Headquarters Improve Efficiency of Distribution Network and Manufacturing Operations SG&A / Cost Reduction Rationale Category

Opportunity for Operational Synergies CF Donaldsonville Plant Terra Donaldsonville Plant

Common Cultures and Shared Values Combination logic acknowledged by both organizations Combines the talents and creative energy of our respective workforces Similarities of culture and values reduce integration risk

Table of Contents Transaction Terms Strategic Rationale Financial Benefits of the Transaction Key Conditions

Attractive Financial Benefits for All Shareholders $4.4Bn Pro Forma Enterprise value Improved strategic platform to pursue growth, manage risk exposures Enhanced relevance in the global capital markets Greater trading liquidity on NYSE Accretive to current CF Industries’ stockholders in the second year following the close Substantial synergies identified Disciplined approach to capital structure management Committed to maintaining a strong, flexible balance sheet CF completed $500MM share repurchase on 11/13/08 Note: (1) Represents the sum of the standalone unaffected enterprise values (1)

Enhanced Scale (1) 0.3 0.3 0.0 Debt 1.3 0.7 0.7 Cash & Short-term Investments (3) 2.0 0.9 1.1 EBITDA 6.5 2.8 3.7 Revenue 4.1 1.7 2.4 Market Capitalization (2) Combined (4) Terra CF ($ Billions) Source: Public data Note: (1) LTM as of 09/30/08 (2) Market data as of 01/15/09 (3) CF adjusted for $500MM share repurchase (4) Based on the sum of the two unaffected standalone values

Enhanced Capital Markets Platform Enterprise Value ($Bn) $4.4Bn Enterprise value Improved strategic platform to pursue growth, manage risk exposures Enhanced relevance in the global capital markets Greater trading liquidity on NYSE Note: (1) Represents sum of the standalone unaffected enterprise values Pro Forma CF (1) 24.2 14.0 9.9 9.5 8.6 7.7 4.4 3.7 3.4 2.4 2.0 1.3 0.0 5.0 10.0 15.0 20.0 25.0 30.0 Potash Mosaic Israel Chemicals Yara K+S Agrium Pro Forma CF Incitec Pivot Uralkali CF Terra Intrepid

Table of Contents Transaction Terms Strategic Rationale Financial Benefits of the Transaction Key Conditions

Key Conditions Negotiation of definitive merger agreement Expectation of brief reciprocal due diligence exercise Receipt of shareholder approvals Regulatory and other customary approvals

A Compelling Combination Creates the Global Leader in Nitrogen Fertilizers Enhanced Scale and Strategic Platform Annual Cost Synergies Expected to Exceed $100MM Significant Financial Benefits for All Shareholders All-stock combination allows both sets of shareholders to participate Accretive to current CF Industries’ stockholders in the second year following the close Maintains strong, flexible balance sheet Compelling case for valuation re-rating (trading multiple expansion) Common Cultures, Shared Experiences, Similar Challenges Combination logic acknowledged by both organizations People, assets and customers primarily in U.S. Cornbelt Low integration risk